TELEFONOS DE MEXICO, S.A. DE C.V.

CALLING

ANNUAL SHAREHOLDERS MEETING

By resolution of the Board of Directors adopted at its meeting held on March 10, 2004, holders of Telefonos de Mexico, S.A. de C.V. shares, are called to the Annual Shareholders Meeting that will be held on April 29, 2004 at 12:00 p.m. in the "Veronica" Auditorium located in Av. Marina Nacional # 365, Col. Veronica Anzures, Mexico City, Mexico, to discuss the following issues:

AGENDA

I. Presentation and, if applicable, approval of the report of the Board of Directors concerning the Company's performance and operations for the fiscal year ended December 31, 2003; of the financial statements as of that date; and of the Statutory Auditor's report, in accordance with the terms of Article 172 of the "Ley General de Sociedades Mercantiles".

II. Presentation and, if applicable, approval of a proposal regarding distribution of profits, which includes payment to shareholders of a cash dividend of $0.68 Mexican pesos per share, from the Net Tax Profit Account, divided in four equal payments of $0.17 Mexican pesos per share, each payable since June 18, 2004, since September 17, 2004, since December 16, 2004, and since March 17, 2005, respectively.

III. Ratification, if applicable, of the activities of the Board of Directors for the fiscal year 2003 and, expressly one of the resolutions adopted at its meeting held on November 12, 2003.

IV. Appointment or ratification, if applicable, of members of the Board of Directors, Executive Committee and Statutory Auditors, and other ancillary matters related hereof, including adoption of resolutions related to compensation for Board members.

V. Appointment of special delegates to formalize and fulfill any of the resolutions made by this Meeting.

In order to have the right to assist and, if applicable, to vote in the Shareholders Meeting, shareholders must obtain their respective admission cards no later than April 28, 2004 by depositing their shares in the offices indicated below or by delivering the documents to the Company that prove its deposit in a Mexican or foreign banking institution, or with a Mexican broker. If shares are deposited in the S.D. Indeval, S.A. de C.V., admission cards will be issued by delivering the respective constancy and, if applicable, the additional listings that are included in Article 78 of the "Ley del Mercado de Valores".

From the moment that this calling is published, the information and related documents of each issue of the Agenda will be immediately available and free of charge to shareholders. An designated representative may assist in place of a shareholder through an authorization letter that is in accordance with Clause 26 of the Company's bylaws. The shareholder's representatives can certify that they are duly authorized to vote on behalf of the shareholders, through a proxy prepared by the listed Company, that will be available to brokers to prove that they are representing shareholders of the listed Company within the term indicated in Article 173 of the "Ley General de Sociedades Mercantiles".

The admission cards, information documents and proxy mentioned in the paragraph above, will be available to shareholders or their certified representatives or brokers in the Company's headquarters located in Av. Parque Via # 198 2nd floor-202, Col. Cuauhtemoc, Delegacion Cuauhtemoc, Mexico City, Mexico, (Phone (5255) 52 22 58 54) in working days and office hours.

Mexico City, March 31, 2004

Sergio Medina Noriega

Secretary of the Board of Directors

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TELEFONOS DE MEXICO, S.A. DE C.V.

CALLING

SPECIAL SHAREHOLDERS MEETING

By resolution of the Board of Directors adopted at its meeting held on March 10, 2004, holders of Telefonos de Mexico, S.A. de C.V. shares, are called to the Special Shareholders Meeting that will be held on April 29, 2004 at 11:50 a.m. in the "Veronica" Auditorium located in Av. Marina Nacional # 365, Col. Veronica Anzures, Mexico City, Mexico, to discuss the following issues:

AGENDA

I. Appointment or ratification if applicable, of Board Members to be appointed by holders of Series "L" Shares.

II. Appointment of delegates to formalize and fulfill any of the resolutions made by this Meeting.

In order to have the right to assist and, if applicable, to vote in the Shareholders Meeting, shareholders must obtain their respective admission cards no later than April 28, 2004 by depositing their shares in the offices indicated below or by delivering the documents to the Company that prove its deposit in a Mexican or foreign banking institution, or with a Mexican exchange broker. If shares are deposited in the S.D. Indeval, S.A. de C.V., admission cards will be issued by delivering the respective constancy and, if applicable, the additional listings that are included in Article 78 of the "Ley del Mercado de Valores".

From the moment that this calling is published, the information and related documents of each issue of the Agenda will be immediately available and free of charge to shareholders. An appointed representative may represent a shareholder through an authorization letter that is in accordance with Clause 26 of the Company's bylaws. The shareholder's representatives can certify that they are duly authorized to vote on behalf of the shareholders, through proxy card form prepared by the listed Company, that will be available to brokers that will prove that they are representing shareholders of the listed Company within the term indicated in Article 173 of the "Ley General de Sociedades Mercantiles".

The admission cards, information documents and proxy mentioned in the paragraph above, will be available to shareholders or their certified representatives or brokers in the Company's headquarters located in Av. Parque Via No. 198 2nd floor-202, Col. Cuauhtemoc, Delegacion Cuauhtemoc, Mexico City, Mexico, (Phone (5255) 52 22 58 54) in working days and office hours.

Mexico City, March 31, 2004

Sergio Medina Noriega

Secretary of the Board of Directors